UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers' Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Acceptance of Urgent Measures in Arbitration Proceeding

Oi S.A. – In Judicial Reorganization (“Company”), in accordance with Article 157, paragraph 4 of Law No. 6,404/76 (“LSA”), informs its shareholders and the market in general that, at the end of the day yesterday, it was informed that, in an arbitration proceeding commenced by its shareholder Société Mondiale Fundo de Investimento em Ações (“Société Mondiale”), against the shareholder Bratel B.V. (“Bratel”) and the Company before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado, “CAM”), the Supporting Arbitrator appointed by CAM decided to partially grant the request for urgent measures presented by Société Mondiale (“Decision”) and decided to :

i) Recognize arbitral jurisdiction and the Supporting Arbitrator’s power to resolve the corporate disputes existing within the Company with the respect to the call and holding of the Extraordinary General Shareholders’ Meetings called for September 8, 2016 by shareholder Société Mondiale;

ii) Overrule the request for urgent measure consisting of the “determination that the Company and Bratel, by themselves or through third parties, affiliates, parent companies and subsidiaries, refrain from practicing acts seeking to frustrate or vacate CAM’s power – such as requesting from Courts that are not part of the Arbitral Panel (especially the Court where the Oi’s judicial reorganization proceeding is underway) the adoption of acts or the issuance of statements concerning the call and/or the holding of the Extraordinary General Shareholders’ Meetings of September 8, 2016”;

iii) Determine that the Company and Bratel, by themselves or through third parties, affiliates, parent companies and subsidiaries, refrain from performing extrajudicial acts seeking to disturb, impede or in any way frustrate the holding of the Extraordinary General Shareholders’ Meetings called for September 8, 2016; and

iv) Suspend the effectiveness of the Company’s Board of Directors’ deliberation, dated August 12, 2016, with respect to setting the term of the nominated members of the Board of Directors to carry out the remainder of the terms at that time, so that the fixed term set as “in term of office until the Annual General Shareholders’ Meeting of 2018” is read as “to serve until the next General Shareholders’ Meeting.”

The Company is studying the impact of the Decision and the Judgment of the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro and will inform the shareholders and the market of the relevant developments on the subject.

Rio de Janeiro, September 6, 2016

Oi S.A. – Em Recuperação Judicial

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Director

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2016

OI S.A. – In Judicial Reorganization

By:  /s/ Flavio Nicolay Guimarães

Name: Flavio Nicolay Guimarães

Title: Chief Financial Officer and Investor Relations Office